COMMENTS RECEIVED ON MARCH 26, 2013

FROM EDWARD BARTZ

FIDELITY ABERDEEN STREET TRUST (File Nos. 033-43529 and 811-06440)

Fidelity Four-in-One Index Fund

POST-EFFECTIVE AMENDMENT NO. 56

1. "Fund Summary" (prospectus)

"Fee Table"

"[[X] Fidelity Management & Research Company (FMR) has contractually agreed to reimburse the fund to the extent that total operating expenses (excluding interest, taxes, brokerage commissions, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of its average net assets, exceed 0.08%. This arrangement will remain in effect through April 30, 2015. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees.]"

C: The Staff requests confirmation that the agreement will be filed as an exhibit to the registration statement.

R: 1. As disclosed, this expense reimbursement arrangement will remain in effect for at least a year from the effective date of the prospectus, but there is no agreement to be filed under Item 28(h). Instead, this particular arrangement is an undertaking made by FMR pursuant to which it is bound in accordance with the disclosure to reimburse certain expenses through the stated date (as compared with a voluntary arrangement, which could be discontinued by FMR at any time).

2. "Fund Summary" (prospectus)

"Principal Investment Strategies"

"Investing in a combination of four Fidelity stock and bond index funds (underlying Fidelity funds) using an asset allocation strategy designed for investors seeking a broadly diversified, index-based investment."

C: The Staff would like us to disclose the types of securities the fund will invest in through the underlying funds.

R: We believe that our disclosure, as currently stated, appropriately summarizes the principal investment strategies of Four-in-One Index, as required by Item 4 of Form N-1A. In the "Fund Summary" section, we are required to identify the fund's principal investment strategies, including the type or types of securities in which the fund invests, and we do so by stating that the fund invests "in a combination of four Fidelity stock and bond index funds" and by naming the funds and the approximate target asset allocation. We believe that the "Investment Details" section of the prospectus is the appropriate place for a discussion of each of the underlying fund's investment strategies. Thus, in the "Investment Details" section, we include the "Description of Underlying Fidelity Funds" section, which describes the investment strategies of each of the underlying funds. Therefore, we have not modified our disclosure.

Fidelity Aberdeen Street Trust (File Nos. 033-43529 and 811-06440), Post-Effective Amendment No. 56

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3. "Trustees and Officers" (SAI)

"Experience, Skills, Attributes, and Qualifications of the Fund's Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below."

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the fund. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the fund.

4. "Trustees and Officers" (SAI)

C: The Staff would like confirmation that biographies reflect all directorships for the past five years.

R: In accordance with Item 17 of Form N-1A, directorships held during the past five years are disclosed.

Fidelity Aberdeen Street Trust (File Nos. 033-43529 and 811-06440), Post-Effective Amendment No. 56

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5. Tandy Representations (prospectus and SAI)

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.